Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 31, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

24/7 Real Media, Inc.

at

$11.75 Net Per Share

by

TS Transaction, Inc.

an indirect wholly-owned subsidiary of

WPP Group plc

TS Transaction, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of WPP Group plc (“WPP”), is making an offer to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of 24/7 Real Media, Inc., a Delaware corporation (“24/7 Real Media”), at a price of $11.75 per Share, net to the sellers in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who are record owners of their Shares and who tender their Shares directly to Citibank, N.A., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult this institution as to whether it charges any such fees. Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and D.F. King & Co., Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in 24/7 Real Media. Following completion of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, JUNE 27, 2007, UNLESS THE OFFER IS EXTENDED AS DESCRIBED IN THE OFFER TO PURCHASE.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of Shares which represents at least a majority of the Fully Diluted Shares at the time of the expiration of the Offer (the “Minimum Condition”). “Fully-Diluted Shares” means, as of a particular date, the sum of (i) all Shares outstanding on that date; and (ii) all Shares into which all securities convertible into or exercisable or exchangeable for Shares outstanding on that date are convertible, exercisable or exchangeable as of that date or would become convertible, exercisable or exchangeable after that date and on or before October 31, 2007 by reason of the Offer, the Merger or otherwise. In addition to the Minimum Condition, the Offer is also conditioned upon satisfaction or waiver of other conditions set forth in Section 15, “Certain Conditions to the Offer,” of the Offer to Purchase (collectively with the Minimum Condition, the “Tender Offer Conditions”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 17, 2007 (as amended from time to time, the “Merger Agreement”), among WPP, Purchaser, and 24/7 Real Media, pursuant to which, after the completion of the Offer and the satisfaction or waiver of all of the conditions thereto and in accordance with the Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into 24/7 Real Media, with 24/7 Real Media continuing as the surviving entity, which will be indirectly wholly-owned by Purchaser (the “Merger”). At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than Shares owned by Purchaser, WPP or any other wholly-owned subsidiary of WPP, Shares owned by 24/7 Real Media or any wholly-owned subsidiary of 24/7 Real Media, Shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL and restricted Shares outstanding at the Merger Effective Time) will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest. The Merger Agreement is more fully described in Section 11, “Transaction Documents,” of the Offer to Purchase.

The Board of Directors of 24/7 Real Media has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

For purposes of the Offer (including any subsequent offering period, as described below), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for such Shares or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that Purchaser must extend the Offer: (i) if at the then-scheduled expiration date of the Offer, any of the Tender Offer Conditions has not been satisfied or waived, until the earliest to occur of (a) the satisfaction or waiver of all of the Tender Offer Conditions; (b) the reasonable determination of WPP that any Tender Offer Condition is not capable of being satisfied on or prior to October 31, 2007, as long as this inability to satisfy any Tender Offer Condition is not caused by the breach by WPP or the Purchaser of a provision of the Merger Agreement; and (c) October 31, 2007, (ii) for any period required by any rule or interpretation of the U.S. Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer; or (iii) in the sole discretion of the Purchaser, if all of the Tender Offer Conditions are satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by Purchaser (together with other Shares owned of record by Purchaser or its affiliates) is less than 90% of the number of Shares then-outstanding, for three to 20 business days in the aggregate (all extensions pursuant to this clause (iii) will be effected as a “subsequent offering period” in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which would already have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period.

Any extension, delay, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof, if required, consistent with the requirements of the SEC. Any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, June 27, 2007, unless and until Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended, expires.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 29, 2007 (except during any subsequent offering period). For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 3, “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3, “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase at any time prior to the expiration of the Offer or during any subsequent offering period. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, any of Purchaser’s affiliates, 24/7 Real Media, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. In the event that Purchaser provides a subsequent offering period, no withdrawal rights will apply to Shares tendered during this subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

24/7 Real Media has provided Purchaser with 24/7 Real Media’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: 212-269-5550

All Others Call Toll Free: 888-605-1958

May 31, 2007

This advertisement prepared by:	Scheduled to appear in:
The Wall Street Journal — 4 col. x 21” — b/w — May 31, 2007
71070 - WPP Group (24/7 Real Media) — Tombstone Ad (WSJ)
05/30/07 Proof 3b 17:05